Mail Stop 3561

October 9, 2007

Mr. Robert P. Gasparini, President
NeoGenomics, Inc.
12701 Commonwealth Drive, Ste. 9
Fort Myers, FL 33913

> **Re: NeoGenomics, Inc.**
> **December 31, 2006 Form 10-KSB/A**
> **Filed September 11, 2007**
> **File No. 333-72097**

Dear Mr. Gasparini:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB For the Fiscal Year Ended December 31, 2006

Item 6. Management's Discussion and Analysis or Plan of Operation

Critical Accounting Policies, page 26

1.   We have reviewed your response to comment 1. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay).

We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Financial Statements

Notes to Consolidated Financial Statements

Note E – Incentive Stock Options and Awards, page 62

2.   We have reviewed your response to comment 2. It appears that you were unable to utilize an implied volatility as the information obtained was not applicable to the stock options issued, therefore you are looking to historical volatility over a three month period prior to the grant date of the options. This methodology does not appear to be consistent with paragraph A32(a) of SFAS No. 123(R), which states that entities should consider historical volatility over a period generally commensurate with the expected or contractual term, as applicable, of the share option. Under Question 2 Item 5 of SAB Topic 14D there may be some instances in which, due to a company's particular business situations, a period of historical volatility data is not relevant. In these instances, that period should be disregarded. We believe that if a period of historical volatility is disregarded, you should be prepared to support your conclusion that your historical share price during that previous period is not relevant to estimating expected volatility due to one or more discrete and specific historical events and that similar events are not expected to occur during the expected term of the share option. Please advise or revise.

Note G – Other Related Party Transactions, page 68

3.   We have reviewed your response to comment 3, noting the company utilized a market price of $0.35 in determining the fair value of the warrants. It appears that the market price of your common stock on March 23, 2005 was $0.58. Please advise or revise.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies